UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11016304

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 23 2011

SEC FILE NUMBER
8- 52728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RDM Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1555 POST ROAD EAST
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL BODOSSIAN 203-255-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD WEINER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RDM INVESTMENT SERVICES, INC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 15th day of February 20 11

Notary Public ROBERT J. READY
NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/2012

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDM INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

RDM INVESTMENT SERVICES, INC.
DECEMBER 31, 2010

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of financial condition	2
Notes to statement of financial condition	3 - 4

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Shareholder
RDM Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statement of financial condition of RDM Investment Services, Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RDM Investment Services, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM

RDM INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	436,060
Commission receivable		68,310
Due from clearing broker		50,000
Other receivables		44,160
Other assets		29,827
TOTAL ASSETS	$	628,357

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	22,920
Due to affiliate		20,238
Total liabilities		43,158
Commitments and contingencies (Note 3)		
Shareholder's equity:		
Common stock, $.01 par value; 20,000 shares authorized, 1,000 shares issued and outstanding		100
Additional paid-in capital		184,900
Retained earnings		400,199
Total shareholder's equity		585,199
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	628,357

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

RDM Investment Services, Inc. (the "Company") was incorporated in 2000 in the state of Connecticut. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). As more fully described in Notes 4 and 5, the Company executes orders for a registered investment advisor (the "RIA") on behalf of that advisor's customers on a fully disclosed basis. The RIA is affiliated with the Company by common ownership.

The Company is a wholly-owned subsidiary of RDM Financial Group, Inc. (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue recognition

Commission income and securities transactions are recorded on a trade-date basis. Revenue from the sale of investment company shares includes 12b-1 fees and mutual fund commissions, which are recognized as earned.

Use of estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company's Parent is no longer subject to local income tax examinations by tax authorities for years before 2007.

The Parent elected to have the Company treated as a Qualified Subchapter S Subsidiary under the Internal Revenue Code. As a wholly owned and qualified subsidiary of an S corporation, the Company is not liable for federal income taxes for operating income.

For federal income tax purposes, the Company's assets, liabilities and items of income, deduction and credit are treated as those of the Parent.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15:1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2010, the Company had net capital of approximately $508,000, which exceeded the Company's minimum net capital requirement of $50,000. The Company's percentage of aggregate indebtedness to net capital was 86.32% at December 31, 2010.

NOTE 4. BROKERAGE ACTIVITIES

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2010, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has agreements in place to reimburse the Parent for support services that the Parent provides.

A large percentage of the Company's trades are executed on behalf of customers of the Parent.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents at a commercial bank and at its clearing broker. From time to time, the amount held at its commercial bank will exceed the federal insurance limit.